Exhibit 4.14

EXECUTION COPY

EXECUTIVE EMPLOYMENT AGREEMENT

Between:

EHAVE, INC.

250 University Avenue, Suite 200

Toronto, ON M5H 3E5

(the “Company”)

and

PRATEEK DWIVEDI

3093 Lakeshore Road

Burlington, ON L7N 1A3

(the “Executive”)

Whereas the Company wishes to engage the Executive in the position of Chief Executive Officer and the Executive wishes to be employed by the Company in that capacity; and

Whereas the Executive recognizes and acknowledges that the Company operates within the digital mental health application industry, which is highly innovative and global in its scope and may require exceptional covenants respecting confidentiality and competition; and

Whereas the Executive and the Company desire to enter into this Agreement for purposes of setting forth the terms and conditions of the Executive’s employment with the Company;

Therefore, in consideration of the mutual covenants and payments set out herein, the Company and the Executive agree as follows:

1.         EMPLOYMENT.

1.01      Title. The Company hereby agrees to employ the Executive as Chief Executive Officer and the Executive agrees to accept such employment in accordance with the terms herein set forth.

1.02      Term. The Executive’s employment shall commence immediately upon the Company’s achievement of the closure of a financing round in the value of $500,000 USD in committed funds (“Date of Hire”) and shall be for an indefinite period unless terminated in accordance with the provisions of Article 3.

1.03      Location. The Executive shall work primarily from the Company’s head office located at 250 University Avenue, Toronto, and may from time to time be required to work remotely. The Company may at its discretion, after consultation with the Executive, transfer the Executive to another location, as required by business needs.

1.04      Travel. The Executive shall be available for such business related travel as may be reasonably required for the purposes of carrying out his duties and responsibilities.

1.05      Reporting and Duties. The Executive shall report to and act in accordance with the directions of the Company’s Board of Directors (the “Board”). The Executive shall perform such duties and responsibilities for the Company consistent with this Agreement and his position as Chief Executive Officer as may be assigned to him from time to time.

1.06      Board of Directors. By virtue of his employment as Chief Executive Officer of the Company pursuant to this Agreement, and subject to the ongoing approval of the Board, the Executive shall occupy a seat on the Board. Should the Executive at any point cease to be employed in the position of Chief Executive Officer of the Company, he will immediately cease to hold a seat on the Board.

1.07      No Prior Restrictions. The Executive represents and warrants that he is under no contractual obligations to any former employer or third party that would preclude or restrict in any manner his employment with the Company. The Executive covenants and agrees that he shall not at any time disclose to the Company confidential information belonging to any former employer or third party.

1.08      Standard of Performance. The Executive shall perform his duties in accordance with the charter documents and bylaws of the Company, all applicable laws and regulations, generally-accepted industry standards, and the policies of the Company. The Executive specifically recognizes, acknowledges and agrees that compliance with all applicable laws, regulations and industry standards, including but not limited to the Personal Health Information Protection Act, 2004, the Personal Information Protection and Electronic Documents Act, and any standards established by the Financial Industry Regulatory Authority and the Securities and Exchange Commission, constitutes a fundamental term and condition of his employment with the Company pursuant to this Agreement

The Executive shall diligently and faithfully serve the Company and use his best efforts to promote the interests and goodwill of the Company.

2.          COMPENSATION.

2.01      Salary. The Company will pay to the Executive an annual base salary of $390,000 CAD, less applicable withholdings and deductions, payable to the Executive in accordance with the Company’s normal payroll practices.

2.02      Discretionary Bonus. The Executive is eligible to receive a performance-based bonus (“Discretionary Bonus”) from time to time, up to a maximum value of 100% of the Executive’s annual base salary, subject to the approval and reasonable discretion of the Company’s Board as may be delegated to the Company’s Compensation Committee from time to time. Such bonus payments may be paid out to the Executive as a combination of cash payments and the granting of option awards, again subject to the reasonable discretion of the Board. Notwithstanding the foregoing, the Executive shall be paid his Discretionary Bonus pursuant to this Article 2.02 in the form of cash payments alone until he has received the equivalent of 50% of his annual base salary, after which time any additional Discretionary Bonus payments may be made as a combination of cash payments or option awards, subject to the reasonable discretion of the Board.

The Executive understands and agrees that the Company has no obligation to provide him with a Discretionary Bonus at any time during the course of his employment with the Company. The Company understands and agrees that the Discretionary Bonus should reflect the performance of the Company.

2.03      Equity Award. On the Executive’s Hire Date, the Company will grant to the Executive an initial equity award of in the form of participation in the Company’s incentive stock option plan, of 5% of the Company’s total outstanding common stock, subject to regulatory approval (the “Initial Equity Award”). The Initial Equity Award will commence vesting immediately, with a vesting period of six (6) months (“Initial Vesting Period”). In the event that the Executive’s employment with the Company terminates without cause, vesting of the Initial Equity Award will occur in the normal course, as if the Executive’s employment had not terminated.

Conditional upon completion of the next financing round of $10 million USD, the Company will grant to the Executive a single one-time adjustment equity award in an amount sufficient to maintain the Executive’s 5% share of the Company’s total outstanding common stock, subject to regulatory approval (the “Adjustment Equity Award”). The Adjustment Equity Award will commence vesting immediately, with a vesting period of twelve (12) months (“Adjustment Vesting Period”). In the event that the Executive’s employment with the Company terminates without cause, vesting of the Adjustment Equity Award will occur in the normal course, as if the Executive’s employment had not terminated.

Aside from the Initial Equity Award and the Adjustment Equity Award described above, the Company is under no obligation to provide the Executive with any additional equity awards, even if the Company later issues additional common shares which have the effect of diluting the Executive’s share of the Company’s outstanding common stock. The Executive may be eligible to receive additional equity awards in accordance with the Company’s long-term incentive plans as implemented and determined by the Company’s Board of Directors in its sole discretion.

Future additional equity awards and option awards shall vest in equal amounts each quarter (every three months) over the vesting period.

2.04      Benefits. The Executive will be entitled to participate in such benefit plans as are provided by the Company to the Executive, subject to satisfying any eligibility requirements and to the terms and conditions of such plans. The Company reserves the right to amend, suspend or discontinue such benefit plans from time to time within its reasonable discretion.

2.05      Car Allowance. The Executive will receive an automobile allowance of $1,000.00 CAD per month, payable in accordance with the Company’s practices and subject to applicable deductions.

2.06      Expenses. The Company shall reimburse the Executive for reasonable and documented expenses actually and necessarily incurred by the Executive in the performance of this Agreement, in accordance with the Company’s policies and procedures relating to such costs and expenses.

2.07      Vacation. The Executive shall be entitled to twenty (20) days of paid vacation per calendar year. All vacation entitlement must be taken no later than January 1 of the year following the year in which vacation is earned and not thereafter. Any vacation not taken within the required period will be paid out by the Company. The Executive shall have vacation dates approved by the Company’s Board of Directors in advance in order to avoid potential conflicts with responsibilities and other absences within the Company.

3.         TERMINATION AND RESIGNATION.

3.01     Date of Termination. “Date of Termination” means the date upon which the Executive is notified of the termination of his employment for cause; the Executive’s last day of employment in the event of resignation by the Executive; or, in the event of termination without cause, the date upon which the period of notice prescribed by the ESA ends, regardless of whether the Executive is entitled to a longer notice period under this Agreement or the common law.

3.02      Termination for Cause. For the purposes of this Agreement, “cause” means: (i) the existence of just cause for termination of employment at common law as determined by the law of the province of Ontario, including but not limited to fraud, theft, dishonesty, illegality, breach of statute or regulation, conflict of interest, or gross incompetence; or (ii) the Executive breaches any other material obligation under this Agreement that is not rectified within 30 days of written notice to the Executive.

3.03      In the event of a termination for cause, the Executive shall receive payment of any salary and vacation pay earned to the Date of Termination, and the Company shall have no other obligations to the Executive, subject to the minimum requirements of the ESA. For clarity, except to the minimum extent required by the ESA, on the Date of Termination the Executive will immediately cease to be eligible for a Discretionary Bonus. Any stock options (including the Initial Equity Award and the Adjustment Equity Award) will vest and be exercisable in accordance with the express terms of the Company’s Incentive Stock Option Plan, as may be amended from time to time.

3.04      Termination without Cause. The Company may terminate this Agreement without cause at any time, by providing the Executive with the following:

a)	Prior to the completion of six (6) months’ service with the Company: six (6) months’ pay in lieu of notice of termination;
b)	Upon the completion of six (6) months’ service, but less than twelve (12) months’ service with the Company: twelve (12) months’ pay in lieu of notice of termination;
c)	Upon the completion of twelve (12) months’ service with the Company: twenty-four (24) months’ pay in lieu of notice of termination;

which payment shall be made in accordance with the Company’s normal payroll practices.

The Company will also provide the Executive with benefit continuation for the period required pursuant to the ESA.

Pay in lieu of notice provided herein shall be deemed to include pay in lieu of notice and severance pay under the ESA. The principle of mitigation applies to any pay in lieu of notice owing under this Article 3.04 that is in excess of the pay in lieu of notice and severance pay (if any) owing to the Executive under the ESA. The Executive specifically agrees that the notice provided by this Article 3.04 is reasonable and that by entering into this Agreement, the Executive is waiving and giving up any right to any further or additional notice, pay in lieu of notice or severance pay, except as required by the ESA. The Company shall also pay the Executive’s final wages to the date of termination of employment as well as any accrued and unpaid vacation pay owing to the Executive. As a condition of receiving any pay in lieu of notice in excess of the Executive’s entitlement to pay in lieu of notice and severance pay (if any) under the ESA, the Executive shall sign a release of claims in a form acceptable to the Company. If the Executive does not sign such Release, the Executive shall receive only his minimum entitlements under the ESA. Notwithstanding anything else in this Agreement, the Company guarantees that the Executive shall receive his minimum entitlements under the ESA upon the termination of his employment. In the event the Executive commences new employment during the period set out in Article 3.04(a), (b), or (c), as applicable, through which he earns an income equivalent to 50% or more of the Executive’s pay in lieu of notice (including through any entities the Executive controls), pay in lieu of notice shall cease and, in its place, the Company will pay to the Executive a lump sum equal to 50% of the remaining payments in lieu of notice.

3.05     In the event of termination of his employment with the Company without cause, any option and equity awards granted to the Executive prior to the Date of Termination (including the Initial Equity Award and the Adjustment Equity Award) will continue to vest for the periods set out in Article 3.04(a), (b) or (c), as applicable, and be exercisable within sixty (60) days following vesting.

3.06     The Executive shall be entitled to a Discretionary Bonus for the period of pay in lieu of notice calculated as the average of the Discretionary Bonus received by him over the previous 3 years, or part thereof if his employment is terminated earlier than his 3rd anniversary date. The Discretionary Bonus so calculated will be paid monthly for the period set out in Article 3.04(a), (b) or (c), as applicable, as part of pay in lieu of notice.

3.07      Reasonableness. The Executive acknowledges and agrees that the payments and benefits described in Article 3.04 above constitute reasonable compensation in lieu of notice of the termination of his employment, and upon the Company providing the Executive with such payments and benefits the Executive shall not be entitled to any further notice, payment in lieu of notice, termination pay, severance pay, damages, costs or compensation in respect of his employment or the termination thereof, whether under statute, common law or contract.

3.08      Resignation by Executive. The Executive shall be entitled to terminate this Agreement and his employment with the Company, at any time and for whatever reason, upon providing three (3) months’ written notice to the Company. The Company shall be entitled, in its sole discretion, to accept such resignation effective immediately and pay to the Executive the applicable compensation and bonus during the three (3) month notice period. The Company shall have no other obligations to the Executive.

3.09      Resignation for Good Reason. The Executive may resign his employment for good reason within 60 days of the Executive learning of the facts that are the basis for the resignation for good reason. Upon the Executive’s written tendering of his resignation for good reason, it shall be deemed that the Executive’s employment by the Company is terminated without cause. The Executive shall be entitled to the payments and benefits set out in Article 3.04, 3.05 and 3.06.

3.10      Resignation for Good Reason. “Resignation for Good Reason” means resignation by the Executive from employment for any of the following reasons:

i.	a material reduction or diminution in the level of responsibility, duties, title or office of the Executive;

ii.	a material reduction in the compensation level of the Executive, taken as a whole; or

iii.	any other material change in compensation and benefits or working conditions that would constitute constructive dismissal.

4.         NON-COMPETITION, NON-SOLICITATION, CONFIDENTIALITY, OWNERSHIP OF WORKS, RETURN OF MATERIALS AND OTHER BUSINESS.

4.01      Non-Competition. The Executive shall not, without the prior written consent of the Company, at any time during the term of this Agreement and following the termination of this Agreement and/or the Executive’s employment with the Company for any reason, for a period of twelve (12) months (the “Restricted Period”), either individually or in partnership or jointly or in conjunction with any person as principal, agent, consultant employee, investor, shareholder (other than an investment of less than five per cent of the shares of a company traded on a registered stock exchange) or in any other manner whatsoever, carry on or be engaged in or be concerned with or interested in or advise or provide any consulting services for any entity engaged in carrying on business activities within or related to the digital mental health sector.

4.02      Non-Solicitation. At any time during the term of this Agreement and during the Restricted Period the Executive shall not, directly or indirectly, either individually or jointly or in partnership or in conjunction with any party, as principal, agent, employee, consultant, shareholder, guarantor, creditor partner or advisor or in any other manner or capacity whatsoever:

(a)                  solicit, entice, persuade or induce any customer or supplier of the Company to terminate, reduce or refrain from entering into, renewing or extending its contractual or other relationship with the Company; or

(b)                    solicit, entice, persuade or induce any employee, agent, manager, advisor or any other representative, employed, retained or used by the Company, to terminate or refrain from renewing or extending such employment.

4.03      Confidential Information. The Executive acknowledges that during the course of employment by the Company, the Executive will be exposed to or otherwise become aware of Confidential Information (defined below), and that such Confidential Information is a valuable asset which is the property of the Company exclusively, the unauthorized use or disclosure of which would cause very serious harm to the economic interest of the Company.

4.04      Confidentiality. The Executive agrees that at all times during the period of the Executive’s employment, other than as required in the normal course of business and in the best interests of the Company, and at all times following termination of the Executive’s employment for any reason, the Executive shall hold in confidence and keep confidential all Confidential Information, which is defined as any information (except information that is or lawfully becomes public knowledge) concerning the business or operation of the Company, and in particular but without limitation, letters of intent, agreements, contracts, distribution lists, customer, client or supplier lists, business plan or finance documents, financing agreements, financial information, marketing plans or strategies, product or technical information, personnel information, inventions, ideas, data, research concepts, designs, improvements or other developments, and any other documents, procedures, policies, programs, reports or other information received, developed, prepared or coordinated by the Executive, whether in hard copy, electronic or verbal form, in the course of his employment with the Company and shall not use any Confidential Information for his own personal benefit or permit it to be used by any person other than the Company.

4.05      Return of Materials upon Termination. Immediately upon termination for any reason, the Executive shall deliver to the Company all Company property which is in the possession, charge, control or custody of the Executive, including without limitation all works, inventions, industrial designs, creative designs, keys, pass cards, credit cards, laptops, vehicles, securities and records of Confidential Information, and copies made thereof, including any and all documents, manuals, lists, data, records, computer programs, codes, materials, prototypes, scripts, proposals, products, samples, analyses, reports, equipment, tools and devices relating or pertaining to the Company’s business, including all copies, representations or reproductions of the same in whatever form.

4.06      Ownership of Works and Inventions. Except for Inventions (defined below) which the Executive has conceived, acquired or made prior to his employment with the Company, the Executive hereby assigns to the Company all rights, title and interest he may now or in the future have in and to the Inventions and waives his moral rights to any and all copyrights subsisting in the Inventions. If required by the Company, the Executive will sign any applications or other documents the Company may reasonably request: (i) to obtain or maintain patent, copyright, industrial design, trade mark or other similar protection for the Inventions, (ii) to transfer ownership of the Inventions to the Company, and (iii) to assist the Company in any proceeding necessary to protect and preserve the Inventions. The Company will pay for all expenses associated with preparing and filing such documents.

The Executive agrees that the Company will have exclusive ownership in all ideas, works, discoveries, inventions, formulae, algorithms, techniques, processes, know how, trade secrets and other intellectual property, including all expressions of such intellectual property in tangible form, which are used in or relate to the Company's business and which the Executive conceives of or makes for the Company or its subsidiaries or affiliates during the Executive’s employment with the Company (together, “Inventions”) and that the Executive will promptly disclose the Inventions to the Company in writing. This will be the case, whether or not an Invention is: (i) capable of being protected by copyright, patent, industrial design, trade mark or other similar legal protection, (ii) conceived of or made by the Executive during or outside his regular working hours, or (iii) conceived of or made by the Executive alone or jointly with others. However, it is acknowledged and agreed that this Article will not apply to any Invention developed by the Employee outside his regular working hours if such Invention: (i) was not within the scope of the Executive’s employment duties, (ii) was developed without the use of Confidential Information, and (iii) was developed without the use of any of the Company’s resources.

4.07      Other Business. The Executive and the Company agree that during the term of this Agreement, the Executive may with the express prior consent of the Company be employed or engaged in relation to other businesses as a director, officer, shareholder or strategic advisor provided that: (i) the Executive at all times complies with the terms of this Agreement; and (ii) the Executive’s engagement with such third parties does not create a conflict of interest with the Executive’s obligations or responsibilities to the Company. The Executive agrees and acknowledges that if his engagement with other businesses in any way undermines or is detrimental to the Company’s interests, whether under this Agreement or otherwise, the Executive will be required to withdraw from such engagement immediately.

4.08      Reasonableness. The Executive confirms that the obligations set out in this Article 4, including without limitation the Non-Competition and Non-Solicitation provisions, are fair and reasonable given the nature of the Company’s business and the Executive’s position within that business. The Executive further confirms that these obligations will not unduly preclude the Executive from becoming gainfully employed or from otherwise working following the termination of this Agreement.

4.09      Remedies for Non-Compliance. The Executive acknowledges that damages cannot be an adequate remedy to compensate the Company for any actual or threatened breach by the Executive of the provisions of this Article 4, and the Executive accordingly agrees that in addition to any and all other remedies available, the Company shall be entitled to seek injunctive relief to enforce these obligations. For clarity, the Executive agrees not to dispute any application made by the Company in respect of obtaining injunctive relief for any actual or threatened breach by the Executive of the provisions under this Article 4.

5.          GENERAL.

5.01      Waiver. Failure to require compliance with any provision or condition provided under this Agreement at any one time, or several times, shall not be deemed a waiver or relinquishment of such provision or condition at any other time.

5.02      No Assignment. The Executive shall not assign any of his rights or delegate any of his duties under this Agreement. The Company shall not assign its rights or obligations under this Agreement without the consent of the Executive, such consent not to be unreasonably withheld.

5.03      Entire Agreement. This Agreement constitutes the entire agreement between the parties and supersedes all prior communications, representations, understandings and agreements whether verbal or written between the parties with respect to the subject-matter hereof.

5.04      Modifications. Any modification of this Agreement will be effective only if it is in writing and signed by both parties.

5.05      Severability. If any provision of this Agreement is determined at any time by a court, arbitrator or tribunal of competent jurisdiction to be invalid, illegal or unenforceable, such provision or part thereof shall be severable from this Agreement and the remainder of this Agreement will be construed as if such invalid, illegal or unenforceable provision or part thereof had been deleted herefrom.

5.06      Survival. Notwithstanding the termination of the Agreement for any reason, all provisions of this Agreement which by their terms are to be performed following the termination hereof shall survive such termination and be continuing obligations.

5.07      Governing Law. This Agreement and all matters arising hereunder shall be governed by and construed in accordance with the laws of the province of Ontario and the laws of Canada applicable therein.

5.08      Acknowledgments. The Executive acknowledges that he has had sufficient time to review this Agreement thoroughly, he understands the terms of this Agreement and the Executive’s obligations hereunder; and he has had the benefit of independent legal advice concerning the interpretation and effect of this Agreement.

Agreed by the parties hereto:

	/s/ Prateek Dwivedi	July 25, 2016
Prateek Dwivedi	Signature	Date

	/s/ Scott Woodrow	July 25, 2016
Scott Woodrow	Signature	Date
C/O Ehave, Inc.